Abigail Bertumen
Direct Phone:  +1.202.373.6095
Direct Fax:      +1.202.373.6001
abigail.bertumen@bingham.com

August 22, 2014

Anu Dubey
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:       Palmer Square Opportunistic Income Fund (the “Fund” or “Registrant”)
File Nos. 333-196094 and 811-22969

Dear Ms. Dubey:

This letter summarizes and responds to the comments we received from you in a telephonic discussion on July 15, 2014, regarding Pre-Effective Amendment No. 1 to the Fund’s Form N-2 registration statement, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 3, 2014. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”). The responses below are reflected in the Pre-Effective Amendment No. 2 to the Fund’s Form N-2 registration statement which was filed today with the SEC (the “Registration Statement”).

August 22, 2014

PROSPECTUS

Cover Page

1.
Comment: Under “The Offering,” the disclosure states that minimum subsequent investments in the Fund are $2,500. Footnote 1 to the table under “The Offering” states that minimum subsequent investments are $25,000. Please reconcile this inconsistency.

Response: The reference to minimum subsequent investments in the Fund in Footnote 1 to the table under “The Offering” has been changed to $2,500.

2.
Comment: The Staff notes that the Fund’s investments in derivatives and other synthetic instruments that have economic characteristics similar to debt securities and/or income-producing securities will be counted toward satisfaction of the 80% Policy. The Staff also notes that, in the Registrant’s response letter to the Staff’s comments to the Fund’s initial N-2, the Registrant may value derivatives based on their notional value. Please note that the Staff does not believe that valuing derivatives based on their notional value for the purposes of the Fund’s 80% Policy is appropriate as Rule 35d-1 under the Investment Company Act of 1940 uses an asset-based, rather than an exposure-based, standard. Accordingly, the Staff believes that all assets of the Fund should be valued based on their market value for the purposes of determining compliance with Rule 35d-1.

Response: The Fund confirms that, for the purposes of determining compliance with the Fund’s 80% Policy, it will value its investments, including derivatives, based on their market value.

Prospectus Summary

3.	Comment: Under “The Offering,” please define the term “Placement Fee” where it first appears.

Response: The Registrant has modified the disclosure to contemplate sales loads rather than “Placement Fees;” therefore, the defined term is no longer necessary.

Investment Objectives, Strategies and Risks

4.
Comment: The fifth sentence under “Borrowings” states that “the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets (including such indebtedness), and 33 1/3% of the Fund’s total net assets, measured at the time the Fund incurs indebtedness”. Please clarify what is meant by “total net assets” or revise the disclosure to state the limitation on indebtedness based on the Fund’s net assets.

Response: The above-referenced sentence has been revised as follows: “This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets (including such indebtedness), or 50% of the Fund’s net assets (excluding such indebtedness).”

August 22, 2014

5.
Comment: Please clarify the types of leverage the Fund intends to use, including indebtedness and derivatives instruments. The Staff notes that, during periods in which the Fund is using leverage, the Fund’s advisory fees will be calculated based on the Fund’s net assets plus liabilities incurred for the express purpose of using leverage. Please state how the Fund will value derivatives (i.e. market value or notional value) when calculating the advisory fee. The Staff may have additional comments after reviewing your response.

Response: The following sentence in the Prospectus Summary has been added to the reference section and revised as follows: “Borrowing for other than temporary or emergency purposes, investments in certain derivatives, short sales and futures contracts, and forward currency contracts and engaging in forward commitment transactions are examples of transactions that the Fund may engage in and that result in leverage.”

The Fund confirms that the advisory fee will be calculated based on the Fund’s total assets minus all liabilities, including incurred for the express purpose of using leverage. Additionally, the Fund confirms that the Fund will value derivatives at market value when calculating the advisory fee.

6.
Comment: Please consider using a defined term in the Summary and throughout the Registration Statement for the assets on which the Fund’s advisory fee is based (i.e. net assets plus liabilities incurred for the express purpose of using leverage, if applicable).

Response: Because the Fund will calculate its advisory fee based on total assets minus all liabilities, including those liabilities incurred for the express purpose of using leverage, the Registrant has not added such a defined term.

STATEMENT OF ADDITIONAL INFORMATION

7.
Comment: Under “Fundamental Investment Restrictions,” please delete the word “directly” at the beginning of Fundamental Investment Restriction #6 and, if applicable, state that the Fund may invest in commodities indirectly and through what means.

Response: The requested changes have been made.

8.	Comment: Please move or copy the disclosure under “Portfolio Managers” regarding the length of time the portfolio managers have managed the Fund to the Prospectus.

Response: The referenced disclosure has been copied to the Prospectus.

* * * * *

August 22, 2014

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter. If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6095.

Sincerely yours,

/s/ Abigail Bertumen

Abigail Bertumen